UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

[X]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2014

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from ______to______

Commission file Number: 0-13888

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Chemung Canal Trust Company Profit Sharing, Savings, and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Chemung Financial Corporation
One Chemung Canal Plaza, P.O. Box 1522
Elmira, New York 14902
(607) 737-3711

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
TABLE OF CONTENTS

Audited Financial Statements	PAGE

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes of Financial Statements	7

Supplemental Schedule

Form 5500 - Schedule H - Part IV:

Item 4i - Schedule of Assets Held for Investment Purposes
at End of Year - December 31, 2014	17

MMB

Mengel Metzger Barr & Co. LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Profit Sharing Committee
Chemung Canal Trust Company
  Profit Sharing, Savings, and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

333 East Water Street | Suite 200 | Elmira, NY 14901 | P 607.734.4183 | F 607.733.3815 | mengelmetzgerbarr.com

Additional Offices: Rochester, NY • Canandaigua, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

WE VALUE YOUR FUTURE

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes At End of Year – December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan's financial statements.  The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elmira, New York
June 26, 2015

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
Assets
Investments, at fair value:
Chemung Financial Corporation common stock	$ 4,704,164	$ 6,020,219

Chemung Canal Trust Company common trust funds:
Core Bond Fund	1,088,553	1,228,365
Core Growth Fund	1,204,288	1,441,826
Growth and Income Fund	1,312,599	1,452,893
Short-Term Bond Fund	789,196	760,684

Mutual funds:
Allianz NACM International Growth Opportunity Fund	1,070,335	1,239,625
Artisan International Fund	764,257	866,931
Blackrock Equity Dividend Investors I	446,298	354,445
Dodge & Cox Balanced Fund	276,344	216,330
Dodge & Cox International Stock Fund	710,033	840,134
Dodge & Cox Stock Fund	5,767,497	6,435,074
Federated Automated Cash Management	285,895	338,874
Federated Prime Obligations Fund	616	24
Legg Mason Clearbridge Small Cap Growth I	1,073,142	1,240,525
Loomis Sayles Bond Fund	1,501,080	1,498,113
T. Rowe Price Blue Chip Growth Fund	1,580,190	1,406,708
Vanguard Extended Market Index	1,400,518	1,336,173
Vanguard Index Trust 500 Fund	2,637,429	2,402,828
Vanguard Short Term Bond	194,821	66,904
Total investments	26,807,255	29,146,675

Dividend and interest receivable	44,173	46,224
Employer's contribution receivable	567,546	511,255
Non-interest bearing cash	139,332	68,384

Net assets available for plan benefits	$ 27,558,306	$ 29,772,538

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2014	2013
Additions
Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 823,879	$ 573,941
Net appreciation (depreciation) in fair value of investments	(422,693)	5,337,302
Other income	600	-
	401,786	5,911,243

Contributions:
Employer	567,546	511,255
Participant	1,403,485	1,336,523
Rollover	584,371	132,206
	2,555,402	1,979,984
Total additions	2,957,188	7,891,227

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	5,171,420	3,169,878
Total deductions	5,171,420	3,169,878

Net increase (decrease)	(2,214,232)	4,721,349

Net assets available for benefits at beginning of year	29,772,538	25,051,189

Net assets available for benefits at end of year	$ 27,558,306	$ 29,772,538

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

(1)	DESCRIPTION OF PLAN
The Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan (the "Plan") is a defined contribution plan sponsored by Chemung Canal Trust Company (the "Bank" and the "Plan's Sponsor"), a wholly-owned bank subsidiary of Chemung Financial Corporation ("Corporation").  The Corporation is a $1.5 billion financial services holding company headquartered in Elmira, New York and operates 34 retail offices through its principal subsidiary, the Bank, a full-service community bank with trust powers. Established in 1833, the Bank is the oldest locally-owned and managed community bank in the State of New York. Chemung Financial Corporation is also the parent of CFS Group, Inc., a financial services subsidiary offering non-traditional services including mutual funds, annuities, brokerage services, tax preparation services and insurance.

The following is a general description of the Plan.  Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL
The Plan allows eligible employees (the "Participants") of the Bank and CFS Group, Inc. to fund an account, the value of which is to be applied to their benefit upon retirement or termination of employment. All amounts contributed to the Participant's accounts under the Plan are held in a segregated trust fund for participants.

The Plan is administered by the Plan Administrator, who is appointed by the Board of Directors of the Bank.  The Plan complies with the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.  The Plan is not designed to comply with Section 404(c) of ERISA and the related regulations.

ELIGIBILITY
Employees are eligible to enroll and make voluntary contributions to the Plan as of their first day of employment, if they are not classified as leased or seasonal employees.  Newly hired and rehired eligible employees are automatically enrolled in the Plan, when they become eligible to participate at a 3% before-tax contribution rate unless they otherwise file a change with the Plan Administrator.    Unless they make another investment election, Participant contributions are invested in the Plan's qualified default investment fund, the Dodge & Cox Balanced Fund.

As of January 1, 2014, participants who are not currently contributing to the Plan, or are making contributions at a percentage less than 3% will have their contribution increased to 3% at the beginning of the year, unless they file a change with the Plan Administrator annually.  As of January 1, 2014, participants who are contributing between 3% and 5% based on their most recent election will have their contribution increased by 1% each year until a 6% before-tax contribution rate is reached, unless they file a change with the Plan Administrator annually.

Employees hired on November 22, 2013, in conjunction with the acquisition of the six Bank of America branches, are excluded from the Plan and participate in a separate plan.

CONTRIBUTIONS

Participant Contributions
The Plan allows Participants to defer, on a pre-tax basis through payroll, deductions up to 70% (in 1% increments) of their eligible compensation per pay period, subject to certain legal limitations.  Eligible compensation includes all income earned by the Participant (e.g., salary, wages, bonus, commissions, special pay). In addition, eligible compensation includes the cash value of fringe benefits.  All post-severance pay, including lump-sum vacation pay at severance of employment, and the value of restricted stock that is reported as income when vested and the dividends paid on these shares are excluded from eligible compensation.

Employer Matching Contributions
Participants hired prior to July 1, 2010 may receive an annual discretionary matching contribution as directed by the Board of Directors of the Bank, if they completed 1,000 hours of service during the plan year and were employed on December 31st of the plan year.  Traditionally, this discretionary match has equaled 50% of the Participant's elective deferrals up to a maximum of 6% of eligible compensation.

Employer Discretionary Contributions
Participants hired prior to July 1, 2010 may receive an additional annual contribution at the discretion of the Board of Directors of the Bank.  Participants receive a pro-rata portion of the contribution equal to the ratio of each eligible Participant's compensation to the compensation of all eligible Participants, if they complete 1,000 hours of service during the plan year and are employed on December 31st of the plan year.

Employer Non-Discretionary Contributions
Participants hired on or after July 1, 2010, who complete 1,000 hours of service during the plan year and are employed on December 31st receive an annual non-discretionary contribution of 4% of their eligible compensation.

Rollover Contributions
The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers and conduit individual retirement accounts.  After-tax rollovers are not accepted by the Plan.  Rollover contributions are 100% vested at the time of the contribution.

Dividend Election
The Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan has been designated as a non-leveraged employee stock ownership plan.  As such, a Participant may elect to have any dividends attributable to Chemung Financial Corporation common stock paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty.  If a Participant makes no election, the dividend income will automatically be reinvested in the Participant's account in the Chemung Financial Corporation Common Stock Fund.

Vesting
Participants are immediately vested in their voluntary contributions, rollover contributions, employer matching contributions, and employer discretionary non-elective contributions.  A five-year graded vesting schedule (20% per year of service) is applied to employer non-discretionary contributions.   A year of service is credited upon the completion of 1,000 hours of service during the plan year.

Forfeited Accounts
Employer non-discretionary contributions that are forfeited can be used to reduce a future employer contribution that would otherwise be paid directly by the employer.  During the years ended December 31, 2014 and 2013, $2,566 and $1,120, respectively, of forfeited non-vested accounts were used to reduce employer contributions.

DISTRIBUTIONS

Withdrawal of Contributions
Upon termination of service, the Participant's account is either maintained in the Plan, directly rolled over into a qualified retirement plan or individual retirement account in the Participant's name, or paid to the Participant in a lump sum or installment payments.

Payment of Vested Benefits
A Participant who terminates employment may elect to receive the value of their vested benefit under the Plan.  In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant's spouse or to another beneficiary, if the spouse previously consented.  An unmarried Participant may designate anyone as their beneficiary.  If there is no spouse or living beneficiary on the date of the Participant's death, the value of the vested benefit is distributed to the Participant's estate.

VOTING RIGHTS
The Corporation's common stock held in the Chemung Financial Corporation Common Stock Fund is voted by the Trustee at the Corporation's stockholder meetings in accordance with the confidential instructions of the Participants whose accounts are invested in the common stock. All shares of the Corporation's common stock for which the Trustee receives voting instructions from Participants to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Corporation's common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to participants' accounts for which it has received voting instructions from Participants.

ADMINISTRATIVE EXPENSES
All administrative expenses of the Plan are paid by the Bank.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The accounting and financial statements of the Plan conform to accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES
The preparation of financial statements in conformity with GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Benefits and disclosures at the date of the financial statements and the reported amounts of additions and deductions in the Statements of Changes in Net Assets Available for Benefits. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES
The Plan provides for various investment options consisting of Chemung Financial Corporation common stock, Chemung Canal Trust Company common trust funds and mutual funds. Investment securities are exposed to various risks, such as interest rate fluctuations, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Plan participants who are invested in the Chemung Financial Corporation Stock Fund are exposed to market risk in the event of a significant decline in the value of Chemung Financial Corporation common stock.

INVESTMENT VALUATION
The Trustee holds the Plan's investments and executes transactions therein.  The investments of the Plan are reported at fair value.  Please see Note 3 for a description of the valuation methodologies for assets measured at fair value.

The methods described in Note 3 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.   Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no methodology changes for valuing investments in the current year, other than for Chemung Financial Corporation common stock.  At December 31, 2014, Chemung Financial Corporation common stock was valued by the closing quoted price for the common stock at December 31, 2014.  At December 31, 2013, Chemung Financial Corporation common stock was valued by a trust investment committee based on a review of trading activity for the most recent month at December 31, 2013.

INVESTMENT TRANSACTIONS AND INVESTMENT INCOME
Purchases and sales of securities are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Other investment income is recorded as earned on an accrual basis.

NET APPRECIATION (DEPRECIATION) OF INVESTMENTS
The net appreciation (depreciation) in the fair value of plan investments presented in the Statements of Changes in Net Assets Available for Benefits consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

PARTICIPANT WITHDRAWALS
Participant withdrawals are recorded when paid.

SUBSEQUENT EVENTS
The Plan has evaluated subsequent events and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

(3)	FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Plan used the following methods and significant assumptions to estimate fair value:

Chemung Financial Corporation Common Stock
At December 31, 2014, Chemung Financial Corporation common stock is classified within Level 1 of the valuation hierarchy and is valued at the closing price reported on the Nasdaq Stock Market.  At December 31, 2013, Chemung Financial Corporation common stock was valued by a trust investment committee based on a review of trading activity for the most recent month and classified within Level 2 of the valuation hierarchy.

 Common Trust Funds
Common trust funds are classified within Level 2 of the valuation hierarchy and are valued at the net asset value of the shares held by the Plan, which represents their fair value.  While the underlying assets are actively traded, the funds are not.  There are no unfunded commitments for the common trust funds as of December 31, 2014 and 2013.  There is no waiting period or other restrictions on redemptions from the common trust funds.  The following are descriptions of the common trust funds:

Short-Term Bond Fund
This fund invests primarily in fixed income securities of the U.S. Government, U.S. Government Agencies, and high quality corporate debt obligations.  The fund's target duration is two years with bond maturity ranges between one and five years.

Core Bond Fund
This fund invests primarily in fixed income securities of the U.S. Government, U.S. Government Agencies, and high quality corporate debt obligations.  The fund's target duration is five years with bond maturity ranges between two and fifteen years.  Management of the fund seeks income and preservation of principal.

Core Growth Fund
This fund invests primarily in large-cap domestic companies.  These companies are selected based on leadership positions in their respective industries and because they have shown the ability to grow both revenue and earnings over an extended period.  The fund will be fully invested in equities in most market conditions.  Management of the fund seeks growth primarily of principal.  Income is not a consideration in selecting investments for this fund.

Growth and Income Fund
This fund invests in stocks and bonds.  All stocks pay a dividend.  The fund is intended to do well in bear markets and to grow principal modestly in bull markets.  The stock and bond mix will change based on macro-economic conditions.  Management of the fund seeks a dual objective of growth of principal and income.

Mutual Funds
Mutual funds are classified within Level 1 of the valuation hierarchy and valued at quoted market prices based on the net asset value of the shares held by the Plan and generally are based on the fair value of the underlying assets.

Money Market Funds
Money market mutual funds are classified within Level 1 of the valuation hierarchy and are valued using the amortized cost or penny rounding method as permitted by Rule 2a-7 under the Investment Company Act of 1940, which approximates their fair value.

Cash and Short-Term Investments
Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less.  Such investments are recorded at cost, plus accrued interest, which approximately fair value.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STTEMENTS
DECEMBER 31, 2014 AND 2013

The following table sets forth, by level within the fair value hierarchy, the Plan's assets at fair value, as of December 31, 2014 and 2013:

	Level 1	Level 2	Level 3	Total
December 31, 2014
Chemung Financial Corporation
common stock	$ 4,704,164	$ -	$ -	$ 4,704,164
Common trust funds:
Short-term bond fund	-	789,196	-	789,196
Core bond fund	-	1,088,553	-	1,088,553
Core growth fund	-	1,204,288	-	1,204,288
Growth and income fund	-	1,312,599	-	1,312,599
Mutual funds:
Cash equivalents	286,511	-	-	286,511
Mid/small cap growth fund	1,073,142	-	-	1,073,142
International foreign funds	2,544,625	-	-	2,544,625
Large cap actively managed
value fund	6,213,795	-	-	6,213,795
Income/taxable fund	1,695,901	-	-	1,695,901
Large cap actively managed growth fund	1,580,190	-	-	1,580,190
Large cap index blend fund	2,637,429	-	-	2,637,429
Mid/small cap blend fund	1,400,518	-	-	1,400,518
Moderate allocation	276,344	-	-	276,344
Total assets at fair value	$ 22,412,619	$ 4,394,636	$ -	$ 26,807,255

	Level 1	Level 2	Level 3	Total
December 31, 2013
Chemung Financial Corporation
common stock	$ -	$ 6,020,219	$ -	$ 6,020,219
Common trust funds:
Short-term bond fund	-	760,684	-	760,684
Core bond fund	-	1,228,365	-	1,228,365
Core growth fund	-	1,441,826	-	1,441,826
Growth and income fund	-	1,452,893	-	1,452,893
Mutual funds:
Cash equivalents	338,898	-	-	338,898
Mid/small cap growth fund	1,240,525	-	-	1,240,525
International foreign funds	2,946,690	-	-	2,946,690
Large cap actively managed
value fund	6,789,519	-	-	6,789,519
Income/taxable fund	1,565,017	-	-	1,565,017
Large cap actively managed growth fund	1,406,708	-	-	1,406,708
Large cap index blend fund	2,402,828	-	-	2,402,828
Mid/small cap blend fund	1,336,173	-	-	1,336,173
Moderate allocation	216,330	-	-	216,330
Total assets at fair value	$ 18,242,688	$ 10,903,987	$ -	$ 29,146,675

(4)	INVESTMENTS

The following presents the fair value of investments and the net appreciation (depreciation) in fair value.  Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified:

	December 31, 2014		December 31, 2013
	Appreciation		Appreciation
	(depreciation) in		(depreciation) in
	fair value during	Fair value	fair value during	Fair value
	the year	at end of year	the year	at end of year

Chemung Financial Corporation
common stock	$ (1,094,181)	$ 4,704,164	$ 718,097	$ 6,020,219
Chemung Canal Trust Company
common trust funds	239,208	4,394,636	666,167	4,883,768
Mutual funds:
Dodge & Cox Stock Fund	332,716	5,767,497	1,834,831	6,435,074
Loomis Sayles Bond Fund	(40,228)	1,501,080	(188)	1,498,113
T. Rowe Price Blue Chip	48,038	1,580,190	N/A	N/A
Vanguard Extended Market Index - Admiral	80,824	1,400,518	N/A	N/A
Vanguard Index Trust 500 Fund - Admiral	145,010	2,637,429	N/A	N/A
Vanguard Index Trust 500 Fund - Signal	132,115	-	489,692	2,402,828
Other	(266,195)	4,821,741	1,298,093	6,499,965
	$ (422,693)	$ 26,807,255	$ 5,006,692	$ 27,739,967

(5)	TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated March 4, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("the IRC").  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2011.

(6)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan's Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan's termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

(7)	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Bank is the Plan's Sponsor and acts as trustee for the Plan's assets.  In addition, the Plan invests in common trust funds managed by the Bank (representing approximately 15.9% and 16.4% of net assets at December 31, 2014 and 2013, respectively), and Chemung Financial Corporation common stock (representing approximately 17.1% and 20.2% of net assets at December 31, 2014 and 2013, respectively).  The expenses of administering the Plan are paid by the Bank and are not charged to the Plan.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
EIN:  16-0380815
PLAN #:  002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2014

(a)	(b)	(c)	(e)
		Description of investment
Party		including maturity date, rate of
in	Identity of issue, borrower,	interest, collateral, par or	Current
interest	lessor or similar party	maturity value	value

*	Chemung Financial Corporation	170,071 shares	$ 4,704,164

*	Chemung Canal Trust Company
	common trust funds:
	Core Bond Fund	67,389 units	1,088,553
	Core Growth Fund	45,499 units	1,204,288
	Growth and Income Fund	36,325 units	1,312,599
	Short-Term Bond Fund	57,353 units	789,196

	Mutual funds:
	Allianz NACM International Growth
	Opportunity Fund	33,786 units	1,070,335
	Artisan International Fund	25,509 units	764,257
	Blackrock Equity Dividend I Fund	17,888 units	446,298
	Dodge & Cox Balanced Fund	2,697 units	276,344
	Dodge & Cox International Stock Fund	16,861 units	710,033
	Dodge & Cox Stock Fund	31,875 units	5,767,497
	Federated Automated Cash Management	285,895 units	285,895
	Federated Prime Obligations Fund	616 units	616
	Legg Mason Clearbridge Small Cap Growth Fund	36,279 units	1,073,142
	Loomis Sayles Bond Fund	101,219 units	1,501,080
	T. Rowe Price Blue Chip Growth Fund	23,490 units	1,580,190
	Vanguard Extended Market Index Fund	21,026 units	1,400,518
	Vanguard Index Trust 500 Fund	13,889 units	2,637,429
	Vanguard Short Term Bond Fund	18,590 units	194,821

	Total investments		$ 26,807,255

Note:   Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMUNG CANAL TRUST COMPANY PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

By: /s/Pamela D. Burns
Date: June 26, 2015	Plan Administrator, Chemung Canal Trust Company
Profit Sharing, Savings and Investment Plan

By: /s/Karl F. Krebs
Chief Financial Officer
Chemung Canal Trust Company